UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 10, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Lindblad Expeditions Holdings, Inc.

File No. 1-35898 - CF#32714

Lindblad Expeditions Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on July 10, 2015, as amended on September 2, 2015.

Based on representations by Lindblad Expeditions Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.18	through July 10, 2025
Exhibit 10.19	through July 10, 2025
Exhibit 10.21	through July 10, 2025
Exhibit 10.22	through July 10, 2025
Exhibit 10.23	through July 10, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary